April 13, 2006

VIA TELEFAX

Securities and Exchange Commission
Division of Corporation Finance
450 5th Street, N.W.
Washington, DC 20549

Attn. Nili Shah, Accounting Branch Chief - Mail Stop 7010

RE:  Rock of Ages Corporation
        Item 4.02 Form 8-K
        Filed April 10, 2006
        File No. 0-29464

Dear Ms. Shah:

Reference is made to your letter dated April 11, 2006 (the "Comment Letter") concerning the above referenced Current Report on Form 8-K. We have the following responses to the points made in the Comment Letter. For convenience, I have reproduced your comments in bold face with the response in regular text:

1.    We note that you intend to file restated financial statements. However, you have not indicated when you intend to do so. Please tell us when you intend to file restated financial statements. We may have further comments after you file the restated financial statements.

RESPONSE:    The restated financial statements will be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2005 which the Company is working diligently to complete and file by April 17, 2006, the last day of the applicable 15-day extension period. However, since our financial statements must include an audit report on our 2005 financial statements by our current independent registered accounting firm, Grant Thornton, LLP, and the reissued audit opinion of KPMG LLP, the Company's former independent registered public accounting firm, and each firm must complete their review and procedures in connection therewith, the timing of our ability to deliver our audited financial statements remains uncertain and the Company cannot be sure that the filing of the Form 10-K will be made by that date.

2.    We remind you that when you file your restated Form 10-K you should appropriately address the following:

  an explanatory paragraph in the reissued audit opinion,
  full compliance with FAS 154, paragraphs 25 and 26,
  fully update all affected portions of the document, including MD&A, selected consolidated financial data, and quarterly financial data, updated Item 9A disclosures should include the following:
    a discussion of the restatement and the facts and circumstances surrounding it, how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures, changes to internal controls over financial reporting, and anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature. Refer to Items 307 and 308(c) of Regulation 8-K.
    include all updated certifications.

RESPONSE:    We will address each of the bullet points made in Comment #2 of the Comment Letter when we file the restated Annual Report on Form 10-K.

In connection with the above response, we hereby acknowledge:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

ROCK OF AGES CORPORATION

By:/s/Nancy Rowden Brock
    Nancy Rowden Brock, Senior Vice President/
     Chief Financial Officer

/NRB